                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                     SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT [FEE REQUIRED]
                  For the fiscal year ended December 31, 1993.

                                       OR

                [ ] TRANSACTION REPORT PURSUANT TO SECTION 1 (d)
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-7182

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (Puerto Rico)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Merrill Lynch & Co., Inc.,
                             World Financial Center
                                  North Tower
                                250 Vesey Street
                           New York, N.Y. 10281-1334

Financial Statements.
- - --------------------

Financial Statements for the Year Ended December 31, 1993.

The financial statements required to be filed hereunder appear commencing at page F-1 hereof.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of
      --------
1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of New York, State of New York.

                                Merrill Lynch & Co., Inc.
                                401(k) Savings & Investment Plan (Puerto Rico)

Date: June 28, 1994             By: /s/ Daniel C. Rowland
                                    --------------------
                                    Daniel C. Rowland
                                    Chairman, Administrative Committee

               THE MERRILL LYNCH & CO., INC.
               401(k) SAVINGS & INVESTMENT PLAN
               (PUERTO RICO)


               FINANCIAL STATEMENTS FOR THE PERIOD
               JANUARY 11, 1993 (INCEPTION) TO DECEMBER 31, 1993

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN (PUERTO RICO)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
- - --------------------------------------------------------------------------------

ASSETS                                                                               1993
Investment in common stock, at quoted market value -
 Merrill Lynch & Co., Inc. (cost - $47,392 and units - 1,295)                      $ 54,377
Investments in funds and trusts, at quoted market value:
 Merrill Lynch Basic Value Fund, Inc. (cost - $24,762 and units - 1,086)             25,383
 Merrill Lynch Capital Fund, Inc. (cost - $14,949 and units - 540)                   15,104
 Merrill Lynch Global Allocation Fund, Inc. (cost - $46,803 and units - 3,698)       48,889
 Merrill Lynch High Quality Corporate Bond Fund (cost - $4,983 and units - 402)       4,809
 Merrill Lynch Retirement Reserves Money Fund (cost - $8,487 and units - 8,487)       8,487
 Merrill Lynch Equity Index Trust Tier III (cost - $2,713 and units - 99)             2,887
 Merrill Lynch Retirement Preservation Trust (cost - $544 and units - 544)              544
 Merrill Lynch Growth Fund for Investment and Retirement (cost - $39,437
  and units - 2,316)                                                                 40,481
 GSIF U.S. Government Zero Coupon Bond Series 3 - Various trusts (cost - $7,187
  and units - 113)                                                                    7,497
 Investment in Merrill Lynch Cash Management Account Money Fund                       6,956
                                                                                   --------
        Total investments                                                           215,414

 Cash                                                                                13,646
                                                                                   --------
NET ASSETS AVAILABLE FOR BENEFITS                                                  $229,060
                                                                                   ========

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN (PUERTO RICO)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 11, 1993 (DATE OF INCEPTION) TO DECEMBER 31, 1993
- - --------------------------------------------------------------------------------


                                                             1993

ADDITIONS:
 Investment income:
   Realized gain on sale of investments                    $    242
   Unrealized appreciation in fair value of investments      11,201
   Dividends and interest                                    10,943
                                                           --------
        Total investment income                              22,386

 Contribution to the Plan by the Company                     26,661
 Contribution to the Plan by the employees                  180,013
                                                           --------
        Total additions                                     229,060
                                                           --------
NET INCREASE                                                229,060

NET ASSETS AVAILABLE FOR BENEFITS:
 January 11                                                       -
                                                           --------
 December 31                                               $229,060
                                                           ========

                                      F-2